

18000074

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SION

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FEB 07 2018

Washington DC
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SEC FILE NUMBER

8-66276

8-68936

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Whitehall Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____280 Park Avenue 15th Floor_____
                         (No. and Street)

New York_____NY_____10017_____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Page_____(212) 205-1399
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____WithumSmith + Brown, PC_____
                  (Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400_____Whippany_____NJ_____07981-1070_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Whitehall Capital Markets LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
       applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Timothy Page, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Whitehall Capital Markets LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director
Title

Subscribed and sworn
to before me

Whitehall Capital Markets LLC

Index
December 31, 2017



AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Whitehall Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Whitehall Capital Markets LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014

February 2, 2018

Whitehall Capital Markets LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 136,448
Accounts receivable	50,000
Prepaid administration costs	1,103,404
Other assets	15,894
Total assets	$ 1,305,746

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$ 202
Member's equity	1,305,544
Total liabilities and member's equity	$ 1,305,746

The accompanying notes are an integral part of this financial statement.

Whitehall Capital Markets LLC

Notes to Statement of Financial Condition
December 31, 2017

1. **Organization and Business**

   Whitehall Capital Markets LLC (the "Company) is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly-owned subsidiary of Whitehall & Company LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's operations consist primarily of earning fee income by providing investment banking services associated with Mergers and Acquisitions, Advisory Assignments, Debt, and Equity Placements.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that could affect the reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

   New Accounting Pronouncements
   In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has evaluated the impact of the adoption of Topic 606 will have on the Company's financial statements and Management believes the impact will be minimal.

   Revenue Recognition
   Revenue derived from investment banking services are recorded as earned, conditional upon certain closing requirements as stipulated in the individual contract agreements.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Accounts Receivable
   Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a

charge to allowance for doubtful accounts and a credit to receivables from clients. At December 31, 2017, management believes all amounts are collectible.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Concentrations of Credit Risk**

During the year ended December 31, 2017, 78% of the Company's revenue was from three (3) clients, 56% from one client, 12% and 10% from the other two clients.

The Company maintains its cash balances at one financial institution which at times may exceed federal limits.. The Company does not regard itself to be at any risk with respect to its cash balances.

4. **Transactions with related parties**

The Company maintains an administrative services agreement with its Member whereby the Member is to provide office and administrative services. This automatically renewable one year agreement provides for a monthly expense charge of $61,875 which is accounted for as a reduction to prepaid administration costs. Additionally, the Member paid the following expenses on behalf of the Company which were applied against prepaid administration costs in lieu of payment:

Accounting/auditing fees	$	14,607
Filing and regulatory fees	$	180
Other expenses	$	38,864

As of December 31, 2017, the Company had prepaid administration costs of $1,103,404 to the Member under the expense sharing agreement.

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of approximately $121,000 which exceeded the required net capital by approximately $116,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

Whitehall Capital Markets LLC

Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017